EXHIBIT 12.1

                          BOSTON SCIENTIFIC CORPORATION

   STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (Unaudited)
                                 (In thousands)

                                                 Three Months
                                                Ended March 31,                   Year Ended December 31,
                                               -----------------    ----------------------------------------------------
                                                 1999      1998         1998       1997      1996      1995       1994
                                               -----------------    ----------------------------------------------------
Fixed charges:
     Interest expense                           $35,455    $6,054      $67,573    $14,285   $11,518    $9,591     $8,378
     Capitalized interest                           350     1,560        4,460      4,976
     Debt issuance costs                          1,051       134        1,675         65       501
     Interest portion of rental expense           4,056     3,827       16,361     14,354     8,534     5,802      5,370
                                               ------------------   ----------------------------------------------------
        Total fixed charges                     $40,912   $11,575      $90,069    $33,680   $20,553   $15,393    $13,748
                                               ==================   ====================================================

Earnings:
     Income (loss) before income taxes
      and cumulative effect of change
      in accounting                            $151,032   $87,708    $(275,314)  $215,131  $303,330   $62,678   $219,703
     Fixed charges per above                     40,912    11,575       90,069     33,680    20,553    15,393     13,748
     Net distributed equity in earnings
      of equity investees                        12,664
     Less: capitalized interest                     350     1,560        4,460      4,976
                                               ==================   ====================================================
        Total earnings, as adjusted            $204,258   $97,723    $(189,705)  $243,835  $323,883   $78,071   $233,451
                                               ==================   ====================================================

Ratio of earnings to fixed charges                 4.99      8.44                    7.24     15.76      5.07      16.98
                                               ==================   ====================================================

Coverage deficiency (1)                                              $(279,774)
                                                                    ===========

Supplemental pro forma coverage deficiency (2)                       $(345,507)
                                                                     ==========



(1) Includes noncash special charges of $646 million recorded in connection with the acquisition of Schneider Worldwide and other merger-related initiatives.

(2) Reflects the coverage deficiency as if the acquisition of Schneider Worldwide occurred at the beginning of 1998, with pro forma adjustments to give effect to amortization of intangibles, an increase in interest expense on acquisition financing and certain other adjustments.